UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release - I-Mab Presents Positive Givastomig Phase 1b Dose Escalation Data in Combination with Immunochemotherapy in Patients with 1L Gastric Cancers at ESMO GI 2025
99.2

Presentation - A Phase 1b dose escalation study of givastomig, a CLDN18.2 x 4-1BB bispecific antibody, in combination with immunochemotherapy in HER2-negative, CLDN18.2-positive gastric, esophageal or gastro-esophageal junction adenocarcinoma

99.3	Investor Presentation - July 2, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: July 2, 2025